05036223

STATES
IANGE COMMISSION
, D.C. 20549

RECEIVED JAN 0 3 2005 WASH, D.C. 202 SECTION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2003 (MM/DD/YY) AND ENDING October 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Montrose Securities International**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Montgomery St., Suite 3050
(No and Street)

San Francisco, (City) CA (State) 94104-4804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Y. Leung (415) 399-9955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, C.P.A - An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 0 9 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Y. Leung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montrose Securities International, as of October 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 13 day of Dec, 2004

Pamela Kahn
Notary Public

Philip Leung
Signature

PRESIDENT
Title

PAMELA KAHN
COMM. #1367754
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. Aug 3, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Montrose Securities International

I have audited the accompanying statement of financial condition of Montrose Securities International as of October 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montrose Securities International as of October 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
December 10, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Montrose Securities International
Statement of Financial Condition
October 31, 2004

ASSETS

Cash	$ 542,929
Receivable from brokers, dealers and clearing organizations	174,519
Marketable securities, at market value	17,000
Equipment and furniture, net of $76,509 accumulated depreciation	9,064
Prepaid income taxes	5,071
Deposits	5,035
Deferred income tax asset	4,072
Total assets	$ 757,690

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 178,644
Commissions payable	261,932
Total liabilities	440,576
Stockholder's equity	
Common stock, no par value; 100,000 shares authorized, 1,000 shares issued and outstanding	30,000
Retained earnings	287,114
Total stockholder's equity	317,114
Total liabilities and stockholder's equity	$ 757,690

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Operations
For the Year Ended October 31, 2004

Revenues	
Commissions income	$ 3,029,041
Unrealized gains and (losses)	(5,000)
Interest income	9,322
Total revenues	3,033,363
Expenses	
Employee compensation and benefits	1,823,628
Commissions and floor brokerage	805,782
Communications	13,497
Occupancy and equipment rental	62,216
Interest	931
Taxes, other than income taxes	61,578
Other operating expenses	296,607
Total expenses	3,064,239
Income (loss) before income taxes	(30,876)
Income tax (benefit) provision	(3,272)
Net income (loss)	$ (27,604)

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2004

	Common Stock	Retained Earnings	Total
Balance, October 31, 2003	$ 30,000	$ 314,718	$ 344,718
Net income (loss)	–	(27,604)	(27,604)
Balance, October 31, 2004	$ 30,000	$ 287,114	$ 317,114

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Cash Flows
For the Year Ended October 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ (27,604)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Deprecation	$ 7,065	
Valuation of marketable securities to market	5,000	
(Increase) decrease in:		
Receivable from brokers, dealers and clearing firms	134,209	
Prepaid income taxes	729	
Prepaid expenses	14,500	
Deferred income tax asset	(4,072)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	176,094	
Commissions payable	17,618	
Total adjustments		351,143
Cash provided by (used in) operating activities		323,539
Cash flows from investing activities:		
Purchase of equipment		2,309
Cash provided by (used in) investment activities		(2,309)
Cash Flows from Financing Activities:		–
Net increase (decrease) in cash		321,230
Cash and cash equivalents, November 1, 2003		221,699
Cash and cash equivalents, October 31, 2004		$ 542,929

Supplemental disclosures of cash flow information:

Cash paid for interest	$	931
Cash paid for income taxes	$	–

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Montrose Securities International ("the Company") was originally incorporated in California on November 22, 1993. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers and the Securities Investors Protection Corporation.

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company deals in international and domestic equities. The Company maintains correspondent brokerage relationship with a few broker/dealers.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities consist of corporate stocks that are stated at market value. Any unrealized gains and losses resulting from the mark to market are recorded net of realized gains and losses on the income statement in the period incurred. Security transactions are recorded on a trade-date basis.

Equipment and furniture are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight-line method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and promotion costs are expensed as incurred. For the year ended December 31, 2003 the Company charged $543 to other operating expenses for advertising costs.

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

The Company maintains an investment in common stock of the NASDAQ Stock Market, Inc. The market value of these investments at October 31, 2004, was $17,000. For the year ended October 31, 2004, the Company included $5,000 in unrealized losses, in income for these securities.

Note 3: EQUIPMENT AND FURNITURE, NET

Equipment and furniture consists of the following:

		Depreciable Life Years
Furniture	$ 40,999	7
Computers and software	33,975	5
Office equipment	10,599	5
	85,573	
Accumulated depreciation	(76,509)	
Total equipment and furniture, net	$ 9,064	

Depreciation expense for the year ended October 31, 2004 was $7,065.

Note 4: INCOME TAX PROVISION

The components of the provision for income taxes are as follows:

	Current	Deferred	Total
States tax expense (benefit)	$ 800	$ (2,204)	$ (1,404)
Federal tax expense (benefit)	–	(1,868)	(1,868)
Total income tax expense (benefit)	$ 800	$ (4,072)	$ (3,272)

Deferred taxes arise due to temporary differences caused by the use different methods of depreciation for the financial statements and the tax returns, and by the carry–forward of net operating losses.

Note 5: PENSION PLAN

The Company maintains a section 412 (i) qualified defined benefit plan. This is often referred to as a "fully insured retirement plan." All employees are eligible for the plan after working for one (1) year, if they are over 21 years old, and they are not part of a collective bargaining unit or a resident alien. Under this plan the Company is allowed to "carve out" employees, in a non–discriminatory fashion, from participating the plan. Plan assets must be maintained in either life insurance or fixed annuities/contracts and have an IRS letter of determination. For the year ended October 31, 2004, the Company made a contribution of $178,644 to the plan.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases office space in San Francisco, California under a sixty (60) month operating lease expiring July 31, 2008. Future minimum lease expenses are as follows:

Year Ending October 31,	
2005	$ 60,210
2006	61,914
2007	63,621
2008	48,681
2009	–
Thereafter	–
	$ 234,426

Rent expense for the year ending October 31, 2004 were $62,216.

Note 6: <u>COMMITMENTS AND CONTINGENCIES</u> (Continued)

Contingencies

The Company maintains a commission recapture/rebate program. Under this program the Company rebates a portion of its commission income back to its customer. Under SEC Rule 15c3-1(a)(2)(i), the Company may be required to increase its minimum net capital requirement to $250,000.

Note 7: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on October 31, 2004, the Company had net capital of $291,322, which was $261,950 in excess of its required net capital of $29,372; and the Company's ratio of aggregate indebtedness ($440,576) to net capital was 1.51 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 274,259
Adjustments:		
Retained earnings	$ (1,363)	
Non-allowable assets	18,220	
Haircuts and undue concentration	206	
Total adjustments		17,063
Net capital per audited statements		$ 291,322

Montrose Securities International
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of October 31, 2004

Computation of net capital		
Common stock	$ 30,000	
Retained earnings	287,114	
Total stockholder's equity		$ 317,114
Less: Non–allowable assets		
Equipment and furniture, net	(9,064)	
Prepaid taxes	(5,071)	
Deposits	(5,035)	
Deferred tax assets	(4,072)	
Total non–allowable assets		(23,242)
Net capital before haircuts		293,872
Haircuts on securities		
Marketable securities	(2,550)	
Undue concentration	–	
Total haircuts on securities		(2,550)
Net capital		291,322
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 29,372	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(29,372)
Excess net capital		$ 261,950
Ratio of aggregate indebtedness to net capital	1.51: 1	

There was a $17,063 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 9.

See independent auditor's report.

Montrose Securities International
Schedule II-Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of October 31, 2004

A computation of reserve requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Montrose Securities International
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of October 31, 2004

Information relating to possession or control requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Montrose Securities International

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended October 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Montrose Securities International

In planning and performing my audit of the financial statements and supplemental schedules of Montrose Securities International ("the Company"), for the year ended October 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by Montrose Securities International. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at October 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
December 10, 2004

SEC MAIL PROCESSING
RECEIVED
JAN 03 2005
WASH., D.C. 202 SECTION

Montrose Securities International

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended October 31, 2004